For Immediate Release
February 17, 2012

Manulife Financial completes Subordinated Debenture offering

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, has successfully completed its previously announced offering of $500 million aggregate principal amount of subordinated debentures.

The 4.165% fixed/floating subordinated debentures due June 1, 2022, which are guaranteed by Manulife Financial Corporation on a subordinated basis, were issued under a prospectus supplement dated February 14, 2012 to MLI’s short form base shelf prospectus dated November 11, 2011. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MLI at www.sedar.com. The debentures were offered through a syndicate of dealers co-led by RBC Capital Markets and BMO Capital Markets.

The debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. In 2012, we celebrate 125 years of providing clients strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$500 billion (US$491 billion) as at December 31, 2011. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Michael May 519 594-2660 michael_may@manulife.com	Investor Relations: Anthony G. Ostler 416 926-5471 anthony_ostler@manulife.com